FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 26, 2012

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Resumes Operations in Turkmenistan

July 26, 2012

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” or the “Company” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces that, having received licenses and obtained legal and technical conditions for operations in the country, it is resuming operations in Turkmenistan.

MTS and the state-owned provider of telecommunications services, State Enterprise for Electrocommunications “TurkmenTelecom”, acting in accordance with a decree issued by the President of Turkmenistan, signed an Agreement (“Agreement”) stipulating the terms and conditions for the operation of MTS’s wholly owned subsidiary “MTS-TURKMENISTAN” in the Republic of Turkmenistan.

The Agreement was signed for a period of five years and may be extended for another five year term subject to fulfillment of certain conditions. The Agreement stipulates that MTS-TURKMENISTAN will on a monthly basis pay to TurkmenTelecom 30% of its net profit(1) derived from operations in Turkmenistan.

MTS-TURKMENISTAN has been granted GSM and 3G licenses for a three-year term,  has signed a number of interconnect and access to infrastructure agreements with Turkmenistan state-owned telecommunications providers and has been allocated other technical resources enabling it to resume operations throughout Turkmenistan.

MTS’ infrastructure remains fully in place and MTS-TURKMENISTAN is currently working with the vendors to restore network’s capacity and to quickly relaunch services to its subscriber base of more than 2.4 mln customers.

MTS President and CEO Andrei Dubovskov commented, “We are pleased to announce the resumption of operations in Turkmenistan, a development of mutual benefit reached through a long negotiation process involving Government of Turkmenistan and management of both MTS and Sistema JSFC, our majority shareholder. The agreements reached and enabled by the decree of the President of Turkmenistan serve the interests of MTS shareholders and further support the development of the economy of Turkmenistan. Despite our lengthy absence in Turkmenistan, we are confident that the quality of our network, the strength of our brand and deep understanding of the local market will allow us to establish a strong competitive position in this very attractive market.”

On July 25, 2012, MTS, its wholly owned subsidiary BCTI, the Sovereign State of Turkmenistan, the Communications Ministry of Turkmenistan, state-owned operators Altyn Asyr and TurkmenTelecom signed a settlement agreement pursuant to which the parties undertake to withdraw all mutual legal claims relevant to the cessation of MTS’s activities in Turkmenistan in December 2010.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

(1)  The amount of net profit is calculated based on the financial statements prepared in accordance with Turkmen accounting standards subject to certain adjustments.

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: July 26, 2012